FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 3, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter and year ended June 30, 2019

São Paulo, September 2, 2019 –  BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter and year ended June 30, 2019 (“4Q19 and 2019”). The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

4Q19 and 2019 Conference Call September 3, 2019
Portuguese with simultaneous English translation 2:00 p.m. (Brasília) 1:00 p.m. (NY) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

MESSAGE FROM MANAGEMENT

The 18/19 harvest ended with another record of grain production in Brazil, but the outlook is still very uncertain and challanging. Concerns include contingencies for freight prices, the cost of production, the trade war between the United States and China, and the reduction of Chinese demand for grain, as a result of the African Swine Fever. This scenario leads to high levels of volatility of agricultural commodity prices. Another challenge faced by the Brazilian producer was the adverse weather, which affected the harvest in all productive regions of Brazil.

The Company ended the 18/19 harvest year with Net Income of R$177.1 million and Adjusted EBITDA of R$204.8 million, an increase of 40% and 43% compared to the previous year, respectively. These results reflect the record Net Revenue of R$535.1 million, R$177.2 million of which from the sale of property and R$357.9 million from sales of agricultural products.

During the 2018/2019 fiscal year, we sold 13,011 hectares, with a total nominal value of R$238.4 million, representing a gain of R$142.8 million, with IRRs between 13.8% and 22.3%.

Still regarding value creation in the real estate segment, we transformed 2,000 hectares in Paraguay and began the process to transform 3,200 hectares in Bahia.

Regarding agricultural operations, we delivered a strong performance – Operations EBITDA (excluding farm sales) of R$56.5 million, reflecting the sale of 162,500 tons of grains and 1.8 million tons of sugarcane during the fiscal year.

Cotton revenues will be accounted in the coming quarters, as well as sugarcane revenues, which harvest began in April and is expected to be concluded by November 2019.

This significant performance is explained by the hedging strategy, combined with cost control and portfolio diversification, which mitigated the impact of climate on production and the negative effects of the international scenario of agricultural commodity prices on operating result.

The ability to act consistently on two fronts – real estate and operational segments – is the result of disciplined management and very assertive and differentiated strategic planning.

We remain confident in our business model and trully believe that we will once again overcome the challenges ahead, delivering solid results in the short term, but always focusing on generating future value. We would like to thank our team once more for its partnership and dedication in this journey.

OPERATING PERFORMANCE

Definitions: 4Q18 and 4Q19 – quarters ended June 30, 2018 and June 30, 2019, respectively| 2018 and 2019 – twelve-month periods ended June 30, 2018 and June 30, 2019, respectively | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018 | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019.

Property Sale

Sale of Property	Jatobá Farm	Alto Taquari Farm	Jatobá Farm
Date of Sale	June/19	November/18	July/18
Location	Jaborandi - BA	Alto Taquari - MT	Jaborandi - BA
Area (hectares)	Total: 3,124 / Arable: 2,473	Total: 103 / Arable: 103	Total: 9,784 / Arable: 7,485
Acquisition Value + CAPEX	R$8.2 MM	R$1.2 MM	R$18.1 MM
Nominal Sale Value	285 bags/ha R$56.8 MM	1,100 bags/ha R$7.9 MM	285 bags/ha R$173.8 MM
Accounting Gain¹	R$36.5 MM	R$5.5 MM	R$100.8 MM
IRR - R$	13.8%	22.3%	14.0%

During the 2018/2019 fiscal year, we sold 13,011 hectares, with a total nominal value of R$238.4 million, representing a gain of R$142.8 million, with IRRs between 13.8% and 22.3%.

The nominal IRR considers the acquisition value plus investments in the property, the operation’s cash flows, past sales gains and receivables up to the last payment date, adjusted to present value, that is, impacted by interest rate, soybean price and exchange variation projections.

The most recent sale was 3,124 hectares (2,473 arable hectare) of the Jatobá Farm. The announced nominal value of the sale was R$58.1 million (285 soybean bags/arable hectare or ~ R$23,500/arable hectare). The buyer made an initial payment of R$5.0 million, plus another installment of R$5.0 million at the end of July, and the remaining balance will be paid in six equal annual installments. The value of this area of the Farm, according to Deloitte’s appraisal carried out in June 2018 was R$33.8 million.

Property Portfolio

On the date of this release, the Company’s property portfolio consisted of 236,958 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	18,073	14,267
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,291	3,671
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí(2) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(3)	Alto Taquari / MT	may/15	Sugarcane	5,743	5,743
10	Partnership IV(4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V(5)	São Félix do Araguaia / MT	aug/18	Grains	23,568	23,568
	Total				236,958	170,455
(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) New social denomination of the operation in Paraguay.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(5) BrasilAgro entered into na agricultural exploration partnership in the Parceria V Farm for up to 10 years.

With the incorporation of the Parceria V area in August 2018, the Company’s total leased production areas increased to 47%. We believe that this mix between own and leased area leads to greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Development of Areas

During the 2018/2019 harvest year, we transformed 2,000 hectares in Paraguay and began the process to transform 3,200 hectares in Bahia, to be concluded in the next harvest. We accumulated a total transformed area of 128,600 hectares in 11 years of operation. This represents an average growth of 29% in portfolio transformation, which is the main valuation index of our properties.

EVOLUTION OF THE PORTFOLIO

LAND DEVELOPMENT – FARM BREAKDOWN

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2019, the market value of our portfolio was R$1.5 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

As there was no incorporation of new farms, we chose not to carry out the independent appraisal in the 2018/2019 fiscal year.

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2019, the market value of the portfolio was R$1.5 billion.

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu on June 30, 2017 and 2018, considering the sales of part of the Jatobá Farm and part of the Alto Taquari Farm:

	LOCATION	Area (hectares)	Internal Appraisal (R$ thousand)			Independent Appraisal (R$ thousand)
			06/30/2018	Period Sales¹	06/30/2019	06/30/2017	06/30/2018
Jatobá Farm	Bahia	18,073	293,136	236,000	231,646	360,758	376,040
Alto Taquari Farm	Mato Grosso	5,291	158,726	8,000	174,580	119,706	125,910
Araucária Farm	Goiás	5,534	137,796		163,008	172,327	135,170
Chaparral Farm	Bahia	37,182	312,256		373,014	352,391	397,500
Nova Buriti Farm	Minas Gerais	24,212	32,145		35,822	23,407	23,180
Preferência Farm	Bahia	17,799	58,171		65,172	64,392	61,510
São José Farm	Maranhão	17,566	156,798		211,988	156,981	168,260
Morotí² (Paraguay)	Chaco Paraguay	59,490	188,946		216,018	143,039	190,954
Total		185,147	1,337,974	244,000	1,471,248	1,393,001	1,478,524
¹ Announced Nominal Value
² New social denomination of the operation in Paraguay, former Palmeiras

Agricultural Operations

The table below shows the breakdown of the area to be cultivated by farm in the 2018/2019 Harvest:

Planted Area by Farm 18/19 Harvest (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	3,262		90		170				3,522
Araucária Farm	2,892							358	3,250
Partnership III Farm	3,963	1,399	890						6,252
São José Farm and Partnership IV Farm	16,266	4,050	5,585		547				26,448
Jatobá Farm			2,586			4,315		8,313	15,214
Chaparral Farm			7,524	1,391		4,253	1,580	4,924	19,672
Preferência Farm						6,344		127	6,471
Partnership II Farm			6,690	799					7,489
Partnership V Farm			23,038		10,590				33,628
Morotí¹ (Paraguay)			5,440	1,559		2,859		3,147	13,005
Total	26,383	5,449	51,843	3,749	11,307	17,771	1,580	16,869	134,951
¹ New social denomination of the operation in Paraguay, former Palmeiras.

Planted area by product (ha)		17/18 Harvest		18/19 Harvest		18/19 Harvest Participation (%)		Change (%)
Grains		35,207		66,899		49.6%		90.0%
Soybean		31,853		51,843		38.4%		62.8%
Corn and Corn 2nd Crop		3,354		15,056		11.2%		348.9%
Sugarcane		31,580		31,832		23.6%		0.8%
Pasture		19,787		17,771		13.2%		-10.2%
Cotton		-		1,580		1.2%		n.a.
Other		16,280		16,869		12.5%		3.6%
Total		102,854		134,951		100.0%		31.2%

Planted area by Land Ownership (ha)		17/18 Harvest		18/19 Harvest		18/19 Harvest Participation (%)		Change (%)
Own Area		74,706		71,134		52.7%		-4.8%
Operated by BrasilAgro		65,185		57,014		42.2%		-12.5%
Leased to third parties		9,521		14,120		10.5%		48.3%
Leased area		28,148		63,817		47.3%		126.7%
Total		102,854		134,951		100.0%		31.2%

GRAIN AND COTTON

Production per product (tons)	17/18 Harvest	18/19 Harvest Estimated	Change (%)	18/19 Harvest	Change (%)
Soybean	111,123	156,380	40.7%	154,474	-1.2%
Corn	21,220	22,138	4.3%	15,761	-28.8%
Corn - 2nd Crop	1,986	71,896	n.a.	58,377	-18.8%
Cotton	-	6,159	n.a.	4,875	-20.8%
Total	134,329	256,573	91.0%	233,487	-9.0%

Details on the productivity of each crop are provided below.

Soybean

As previously mentioned, December 2018 and January 2019 were impacted by very irregular rainfall, mainly in the MAPITOBA region, where we had short drought periods of 20 to 40 days, which mostly affected a large part of the crops in the growing phase, leading to the decrease in plant population. The earliest soybean cultivars, which were already in the reproductive period, were the most affected.

The table below shows soybean yields in the 2018/2019 harvest:

Soybean Productivity (Kg/ha)	17/18 Harvest (A)	18/19 Harvest Estimated (B)	18/19 Harvest (C)	Change C/A (%)	Change C/B (%)
Brazil	3,532	3,048	2,925	-17.2%	-4.0%
Paraguay	3,266	2,463	3,500	7.2%	42.1%

New and under development areas represent 11% of the total planted area. These areas present lower yields, since they have a less mature soil structure and are consequently more affected by adverse weather conditions. The table below shows productivity by soil maturity level:

Soybean Productivity (Kg/ha)	Brazil	Paraguay
New Area - 1st and 2nd year	2,172	3,087
Under Development Area - 3rd and 4th year	2,783	3,495
Developed Area - Above 4th year	3,026	3,731

Corn

Corn crops in Brazil were affected in their reproductive period due to short drought periods – in December and January – as explained above. In addition, we had the impact of a loss of 556 hectares, equivalent to 3,300 tons, due to the invasion of wild animals at the Parceria V Farm, where we planted this crop for the first time this harvest. We took the necessary measures, respecting the environmental legislation, but the two adverse factors mentioned led to productivity impacts and we registered reductions of 26.0% in the corn crop and of 9.9% in the 2nd corn crop, compared to budgeted estimates.

In Paraguay, there was a 14.6% decrease from the estimated yield, due to lack of rain in December and January, along with the high temperatures, which increased the presence of caterpillars considerably.

The table below shows corn yields in the 2018/2019 harvest:

Corn Productivity (Kg/ha)	17/18 Harvest (A)	18/19 Harvest Estimated (B)	18/19 Harvest (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	7,598	6,495	4,808	-36.7%	-26.0%
2nd Crop - Brazil	5,674	5,941	5,351	-5.7%	-9.9%
Crop - Paraguay	5,626	4,316	3,687	-34.5%	-14.6%

Cotton

The table below shows cotton yield in the 2018/2019 harvest

Cotton Productivity (Kg/ha)	18/19 Harvest Estimated	18/19 Harvest	Change (%)
Crop - Brazil	3,901	3,086	-20.9%

In this harvest, we started to grow cotton at the Chaparral Farm, in Bahia. Results were 20.9% lower than estimated due to adverse weather conditions. As it was the first cotton crop planted in the region, the performance of cotton varieties was also below expectations, as they did not adapt to the Farm’s micro-climate.

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and considering the Company’s fiscal year:

Sugarcane Harvest Year Result	2018 Harvest (Apr/01 to Nov/30) (A)	2019 Harvest Estimated (Apr/01 to Nov/30) (B)	2019 Harvest (Apr/01 to Nov/30) (C)	Change B/A (%)	Change C/B (%)
Tons harvested	1,763,193	2,164,999	603,216	22.8%	-72.1%
Hectares harvested	25,861	26,510	7,576	2.5%	-71.4%
TCH - Harvest tons per hectares	68.18	81.67	79.62	19.8%	-2.5%

Sugarcane Accounting Year Result	2018 (Jul/01 to Jun/30)	2019 (Jul/01 to Jun/30)	Change (%)
Tons harvested	1,812,728	1,932,235	6.6%
Hectares harvested	25,452	28,416	11.6%
TCH - Harvest tons per hectares	71.22	68.00	-4.5%

In April, we began harvesting the new sugarcane crop. So far, 603,200 tons of sugarcane were harvested, registering a TCH (harvest tons per hectares) of 79.6. As mentioned before, this crop may also suffer a reduction in estimated yield, due to the lower rainfall recorded at the São José Farm, in Maranhão, the Araucária Farm, in Goiás and the Alto Taquari Farm, in Mato Grosso, between November and January, compared to to previous records. In addition, wildfires affected some areas of ratoons of sugarcane (700 hectares at the Alto Taquari Farm and 1,800 hectares at the São José Farm). We took corrective measures in order to intensify the nitrogen fertilization of the affected areas to mitigate the effect of fire in the ratoons, but we should still expect negative yield impacts of approximately 5%.

CATTLE RAISING

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 20,900 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 10,659 hectares of already active pasture in Brazil and 2,859 hectares of already active pasture in Paraguay.

Cattle Raising	17/18 Harvest (A)	18/19 Harvest Estimated (B)	18/19 Harvest (C)	Change C/A (%)	Change C/B (%)
Hectares	15,114	13,518	13,351	-11.7%	-1.2%
Number of heads	20,993	22,461	20,865	-0.6%	-7.1%
Meat production (kg)	2,398,894	2,956,043	2,803,685	16.9%	-5.2%
Weight Gain per Day	0.42	0.51	0.53	27.1%	3.9%
Weight Gain per hectare	158.72	218.67	210.00	32.3%	-4.0%

In addition to the 13,518 hectares estimated for active pasture during the 2018/2019 harvest, the Company has 4,253 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

Due to the sale of the Jatobá Farm’s agricultural areas and the variation of prices of agricultural products, we refrain from buying 2,000 head of cattle. This had a negative impact of 5.2% on meat production. However, weight gain per day grew this harvest, demonstrating the improvement in efficiency of this activity.

OTHER

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, in the 2018/2019 harvest, we leased 14,120 hectares to third parties in the state of Bahia, in the Midwest region and in Paraguay. These leases represented expected yields of 7,653 tons of soybean. The areas were leased to local farmers and the contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In addition, we have 2,749 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

IFRS 16

IFRS 16/CPC - 06 (R2) entered into force for annual periods beginning on January 1, 2019. Through preliminary assessments prepared by Management, this standard could have significant impacts on the individual and consolidated financial statements. According to the new principles established by IFRS 16, the Company shall recognize the lease liability and the right of use asset on the date of initial application for leases previously classified as operating leases.

Currently, the Company's main agreements subject to IFRS 16 apply to agricultural partnership operations and land leasing, in addition to other minor contracts involving the leasing of vehicles, buildings and machinery. The impact of the new standard will be reflected in accounting from the next quarter, as the Company's fiscal year begins on July 1.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the Farms, developed areas and permanent crops.

EBITDA (R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Net Income	37,003	40,717	-9.1%	177,079	126,338	40.2%
Interest	(14,763)	(1,283)	n.a.	(12,922)	8,556	n.a.
Taxes	132	2,246	-94.1%	22,719	25,919	-12.3%
Depreciations and amortizations	2,232	4,858	-54.1%	23,078	23,222	-0.6%
EBITDA	24,604	46,538	-47.1%	209,954	184,035	14.1%

Adjusted EBITDA (R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Net Income	37,003	40,717	-9.1%	177,079	126,338	40.2%
Interest	(14,763)	(1,283)	n.a.	(12,922)	8,556	n.a.
Taxes	132	2,246	-94.1%	22,719	25,919	-12.3%
Depreciations and Amortizations	2,232	4,858	-54.1%	23,078	23,222	-0.6%
Equity pick-up	42	28	50.0%	(1,102)	(14,671)	-92.5%
Other operating income/expenses, net (1)	(39)	(26)	50.0%	(174)	(35,702)	-99.5%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	11,670	25,697	-54.6%	(8,407)	9,033	n.a.
Derivatives Results	(3,086)	(3,598)	-14.2%	4,476	87	n.a.
Adjusted EBITDA	33,191	68,639	-51.6%	204,747	142,782	43.4%
(1) Includes Cresca's EBITDA

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	2019	2018	Change
Net Income excluding farm sale	34,268	86,521	-60.4%
Interest	(12,922)	8,556	n.a.
Taxes	17,261	24,305	-29.0%
Depreciations and amortizations	23,078	23,222	-0.6%
EBITDA	61,685	142,604	-56.7%

Adjusted EBITDA (R$ thousand)	2019	2018	Change
Net Income excluding farm sale	34,268	86,521	-60.4%
Interest	(12,922)	8,556	n.a.
Taxes	17,261	24,305	-29.0%
Adjusted Depreciation	23,078	23,222	-0.6%
Equity pick-up	(1,102)	(14,671)	-92.5%
Other operating income/expenses	(174)	(35,702)	-99.5%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(8,407)	9,033	n.a.
Derivatives Results	4,476	87	n.a.
Adjusted EBITDA	56,476	101,351	-44.3%

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Total	198,258	147,193	34.7%	535,131	296,684	80.4%
Farms Sale	47,016	52,406	-10.3%	177,221	52,406	238.2%
Soybean	95,481	60,227	58.5%	161,719	83,779	93.0%
Corn	2,357	4,339	-45.7%	10,016	13,400	-25.3%
Sugarcane	44,350	26,255	68.9%	160,476	138,143	16.2%
Cattle Raising	5,753	1,234	366.2%	16,795	4,081	311.5%
Leasing	3,391	2,169	56.3%	8,520	5,133	66.0%
Others	(90)	563	n.a.	384	(258)	n.a.

In the 2018/2019 harvest, net revenue from sales reached a record of R$535.1 million, 80.4% higher than the same period of the previous year.

SALE OF FARMS

In the 2018/2019 harvest, the Company recorded the sales of two plots on the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia, and of a plot of the Alto Taquari Farm, an agricultural property located in the municipality of Alto Taquari, Mato Grosso. At the Jatobá Farm, a total of 9,784 hectares (7,485 arable hectares) were sold in the first operation, corresponding to the nominal value of R$173.8 million (~R$23,767/arable hectare), and, in June 2019, a total of 3,124 hectares (2,473 arable hectare) were sold, corresponding to the nominal value of R$56.8 million (285 soybean bags/arable hectare or ~R$23,500/arable hectare). At the Alto Taquari Farm, a total of 103 arable hectares were sold, corresponding to a nominal value of R$7.9 million (~R$77,690/arable hectare). In the same period of the previous year, a total of R$66.2 million (nominal value) was recorded, referring to the sale of 956 hectares (660 arable hectares) of the Araucária Farm (GO).

The table below shows the revenue from the sale of property in the 2018/2019 harvest:

2019 Farm Sales (R$ thousand)	JATOBÁ (Jun/19)	ALTO TAQUARI	JATOBÁ (Jul/19)	TOTAL
Nominal Value of Sale	56,778	7,865	173,771	238,414
Present Value Adjustment	(9,762)	(995)	(50,436)	(61,193)
Revenue from Farms Sale	47,016	6,870	123,335	177,221
Sales Taxes	(1,716)	(251)	(4,502)	(6,469)
Selling Costs	(8,749)	(1,152)	(18,039)	(27,940)
Farm Sale Gain	36,551	5,467	100,794	142,812

The variation in the R$58.1 million disclosed through Material Fact and the R$56.8 million recorded in the most recent sale of the Jatobá Farm reflects the possibility of change in price due to differences between the estimated arable hectares and the arable hectares verified in the final measurement. This is possibility is remote, and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Therefore, in order to represent the risk of revenue reversal, the Company does not recognize the percentage of 2.3% of the previously disclosed value until the final measurement of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Total	151,242	94,787	59.6%	357,910	244,278	46.5%
Soybean	95,481	60,227	58.5%	161,719	83,779	93.0%
Corn	2,357	4,339	-45.7%	10,016	13,400	-25.3%
Sugarcane	44,350	26,255	68.9%	160,476	138,143	16.2%
Cattle Raising	5,753	1,234	366.2%	16,795	4,081	311.5%
Leasing	3,391	2,169	56.3%	8,520	5,133	66.0%
Others	(90)	563	n.a.	384	(258)	n.a.

Quantity sold (tons)	4Q19	4Q18	Change	2019	2018	Change
Total	643,899	514,717	25.1%	1,943,770	1,787,854	8.7%
Soybean	86,260	51,526	67.4%	137,114	74,285	84.6%
Corn	5,028	6,054	-16.9%	21,340	31,083	-31.3%
Sugarcane	550,848	456,779	20.6%	1,781,229	1,681,530	5.9%
Cattle Raising	1,149	292	293.5%	3,412	836	308.1%
Others	614	66	n.a.	675	120	462.5%

Soybean revenue increased by R$77.9 million in the 2018/2019 harvest compared to the same period last year, from R$83.8 million, from the sale of 74,300 tons at R$1,127.81 per ton, to R$161.7 million, from the sale of 137,100 tons at R$1,179.45 per ton. The rise in sales of soybean in 2019 compared to 2018 reflects the increase in production due to the lease of the Parceria V Farm.

Corn revenue in the 2018/2019 harvest decreased by R$3.4 million compared to the same period of the previous year, from R$13.4 million from the sale of 31,100 tons at R$431.10 per ton, to R$10.0 million, from the sale of 21,300 tons at R$469.35 per ton.

Sugarcane revenue in the 2018/2019 harvest increased by R$22.3 million compared to the same period of the previous year, from R$138.1 million from the sale of 1.7 million tons at R$82.15 per ton, to R$160.5 million from the sale of 1.8 million tons at R$90.09 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar), which went from 0.577 R$/kg in 2018 to 0.639 R$/kg in 2019.

Cattle-raising revenue in the 2018/2019 harvest increased by R$12.7 million compared to the same period of the previous year, from R$4.1 million from the sale of 2,006 head of cattle at R$4.88 per kilo, to R$16.8 million, which refers to the sale of 8,750 cattle to R$5.18 per kilo.

Leasing revenue reached R$8.5 million in the 2018/2019 harvest and refers to third-party leases of Farms, equivalent to 7,653 tons of soybean. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In the 2017/2018 harvest, other revenues reached the amount of R$258.0 thousand, and in the 2018/2019 harvest, other revenues totaled R$384.0 thousand. These amounts refer to the provision of storage services and sale of inputs and by-products.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 18/19	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/19
Gains and losses in agricultural products	17,935	(2,293)	2,268	1,836	27,658	1,526	(619)	48,311
Gains and losses in biological assets	(286)	(210)	1,267	783	6,853	-	-	8,407
Change in fair value of biological assets and agricultural products	17,649	(2,503)	3,535	2,619	34,511	1,526	(619)	56,718

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean 18/19	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 06/30/19
Area (hectares)	51,758	2,390	6,841	604	28,416	13,351	-	103,360
Production (Tons or Meat Kgs)	154,474	11,949	19,180	1,586	1,932,235	2,803,685	-	2,122,228
Yield (Ton./ha) (Kg/Head)	2.98	5.00	2.80	2.63	68.00	134.37	-	20.53
Livestock - head of cattle	-	-	-	-	-	20,865	-	20,865
Production fair value (R$ thousand)	163,241	6,731	8,400	7,336	153,719	13,481	2,325	355,233
Production Cost (R$ thousand)	(145,306)	(9,024)	(6,132)	(5,500)	(126,061)	(11,955)	(2,944)	(306,922)
Gain and losses in agricultural products (R$ thousand)	17,935	(2,293)	2,268	1,836	27,658	1,526	(619)	48,311

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products and biological assets:

Period ended June 30, 2018	17/18	18/19	Total
Net Revenue	111,888	26,332	138,220
Cost of sales	(97,778)	(36,250)	(134,028)
Gain (loss) of agricultural products	8,276	10,946	19,222
Total	22,386	1,028	23,414
Produced Tons	1,378,554	434,174	1,812,728

Period ended June 30, 2019	18/19	19/20	Total
Net Revenue	115,113	45,362	160,475
Cost of sales	(97,475)	(44,828)	(142,303)
Gain (loss) of agricultural products	16,497	11,161	27,658
Total	34,135	11,695	45,830
Produced Tons	1,329,019	603,216	1,932,235

Sugarcane Harvest Year	2017	2018	Change
Net Revenue	135,254	141,445	4.6%
Cost of sales	(128,573)	(133,725)	4.0%
Gain (loss) of agricultural products	48,127	27,443	-43.0%
Total	49,973	35,163	-29.6%
Produced Tons	1,858,754	1,763,193	-5.1%

The harvest period closed in December 31, 2018 recorded a reduction of 5.1% in production compared to the same period last year due to rainfall levels. Nevertheless, net revenue rose by 4.6% reflecting the price increase in the Consecana (from 0.543 R$/Kg in 2017 to 0.575 R$/Kg in 2018, an increase of 5.8%) and also the increase in TRS, from 139.4/ton in 2017 to 142.4/ton in 2018.

Gains from cattle raising corresponded to R$1.6 million, with a production of 2,804 tons of meat, a 16.9% increase compared to the same period last year.

Cattle Raising	2019	2018	Change
Net Revenue	16,795	4,081	311.5%
Cost of sales	(17,118)	(4,378)	291.0%
Gain (loss) of agricultural products	1,526	239	538.5%
Total	1,203	(58)	n.a.
Produced Kgs	2,803,685	2,398,894	16.9%

Gains or losses of biological assets

Biological Assets	Soybean 18/19	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Gain / Loss 06/30/19
Area (hectares)	-	1,095	7,670	976	27,843	37,584
Production (Tons)	-	4,313	39,197	1,586	2,103,369	2,148,465
Yield (Ton./ha)	-	3.94	5.11	1.63	75.54	57.16
Biological Assets (R$ thousand)	(286)	(210)	1,267	783	6,853	8,407

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

The biological assets corresponding to sugarcane represent the total area to be harvested from April 1 to November 30, 2019.

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On June 30, 2019, the recognized amount corresponded to a loss of R$2.0 million.

COST OF PRODUCTION

18/19 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Cotton	Sugarcane	Cattle Raising
Variable costs	72%	74%	100%	86%	69%	35%
Seeds	9%	17%	22%	7%	0%	0%
Fertilizers	22%	27%	28%	16%	8%	0%
Defensives	20%	12%	16%	31%	7%	0%
Agricultural services	17%	14%	34%	32%	45%	0%
Fuels and Lubricants	3%	3%	0%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	26%
Others	1%	1%	0%	0%	0%	4%
Fixed costs	28%	26%	0%	14%	31%	65%
Labor	8%	10%	0%	3%	6%	31%
Depreciation and amortization	2%	7%	0%	3%	9%	14%
Leasing	14%	7%	0%	8%	7%	0%
Others	4%	2%	0%	0%	10%	19%

(R$ / ha)	17/18 Harvest	18/19 Harvest Estimated	Change %	18/19 Harvest	Change %
Soybean(1)	2,438	2,712	11.2%	2,747	1.3%
Corn(1)	2,432	2,791	14.8%	2,578	-7.6%
Corn 2nd Crop	-	1,566	n.a.	1,357	-13.3%
Cotton	-	8,307	n.a.	8,286	-0.3%
Sugarcane	4,212	5,833	38.5%	5,307	-9.0%
(1) includes area opening amortization

The estimated cost of production per hectare of sugarcane in the 2019 harvest was 38.5% higher compared to the cost incurred in the last harvest, as handling and irrigation costs of the São José Farm started to be accounted for by the Company in the 2019 harvest, as well as the increase in CCT – Cutting, Loading, and Transportation costs, related to higher diesel fuel price.

COST OF GOODS SOLD

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Cost of Goods Sold	(137,644)	(78,408)	75.5%	(280,051)	(168,060)	66.6%
Soybean	(88,833)	(44,466)	99.8%	(125,173)	(63,419)	97.4%
Corn	(4,393)	(2,793)	57.3%	(11,101)	(13,659)	-18.7%
Sugarcane	(37,857)	(29,050)	30.3%	(123,243)	(86,177)	43.0%
Cattle Raising	(5,793)	(1,503)	285.4%	(17,118)	(4,378)	291.0%
Leasing	(585)	-	n.a.	(1,788)	-	n.a.
Others	(183)	(596)	-69.3%	(1,628)	(427)	281.3%

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Realization of the Fair Value of Biological Assets	(8,859)	(19,437)	-54.4%	(39,163)	(60,259)	-35.0%
Soybean	(1,863)	(13,790)	-86.5%	(22,567)	(16,261)	38.8%
Corn	1,812	1,482	22.3%	2,185	3,706	-41.0%
Sugarcane	(8,822)	(7,200)	22.5%	(19,060)	(47,852)	-60.2%
Others	14	71	-80.3%	279	148	88.5%

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Total Cost of Goods Sold	(146,503)	(97,845)	49.7%	(319,214)	(228,319)	39.8%
Soybean	(90,696)	(58,256)	55.7%	(147,740)	(79,680)	85.4%
Corn	(2,581)	(1,311)	96.9%	(8,916)	(9,953)	-10.4%
Sugarcane	(46,679)	(36,250)	28.8%	(142,303)	(134,029)	6.2%
Cattle Raising	(5,793)	(1,503)	285.4%	(17,118)	(4,378)	291.0%
Leasing	(585)	-	n.a.	(1,788)	-	n.a.
Others	(169)	(525)	-67.8%	(1,349)	(279)	383.5%

Cost of goods sold (COGS) came to R$319.2 million in the 2018/2019 harvest. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Soybean COGS increased by R$61.8 million in the 2018/2019 harvest compared to the previous year, from R$63.4 million, from the sale of 74,300 tons at R$853.73 per ton, to R$125.2 million, from the sale of 137,100 tons at R$912.91 per ton. The increase in cost was due to the variation in fertilizer prices, impacted by freight and exchange rates.

Corn COGS decreased by R$2.6 million in the 2018/2019 harvest versus the previous year, from R$13.7 million, from the sale of 31,100 tons at R$439.44 per ton, to R$11.1 million, from the sale of 21,300 tons at R$520.20 per ton. The increase in cost was also due to the variation in input prices, impacted by freight and exchange rates.

Sugarcane COGS increased by R$40.0 million in the 2018/2019 harvest versus the previous year, from R$86.2 million, from the sale of 1.7 million tons at R$51.25 per ton, to R$126.2 million, from the sale of 1.8 million tons at R$70.85 per ton of sugarcane. The increase in cost per ton is mainly due to expenses with crop handling and irrigation in the São José Farm as of this harvest.

Cattle-raising COGS increased R$12.7 million in the 2018/2019 harvest compared to the previous year, from R$4.4 million from the sale cost of 2,006 head of cattle at R$2.2 thousand per head, to R$17.1 million from the sale cost of 8,750 head of cattle at R$2.0 thousand per head.

Other COGS in the amount of R$1.6 million in the 2018/2019 harvest mainly refers to the raw material inventory adjustment, while in the 2017/2018 harvest, other COGS amounted to R$427,000.

SELLING EXPENSES

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Selling expenses	(4,438)	(5,740)	-22.7%	(10,536)	(10,087)	4.5%
Freight	(4,236)	(3,567)	18.8%	(7,185)	(4,377)	64.2%
Storage and Processing	(1,291)	(2,776)	-53.5%	(3,142)	(5,496)	-42.8%
Fees	-	(9)	-100.0%	(37)	(82)	-54.9%
Others	1,089	612	77.9%	(172)	(132)	30.3%

In the 2018/2019 harvest, we recorded R$10.5 million in selling expenses, 4.5% higher compared to the 2017/2018 harvest, mainly due to the increase in the volume of cargo transported – 85,000 tons of grain –, the 5% increase in freight rate, and the provision for doubtful accounts (PDD), as shown in the other selling expenses line.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
General and administrative expenses	(14,273)	(13,327)	7.1%	(38,812)	(34,943)	11.1%
Depreciations and amortizations	(152)	(334)	-54.5%	(584)	(816)	-28.4%
Personnel expenses	(11,961)	(10,511)	13.8%	(28,678)	(24,160)	18.7%
Expenses with services providers	(418)	(865)	-51.7%	(3,449)	(4,279)	-19.4%
Leases and Rents	(173)	(193)	-10.4%	(803)	(689)	16.5%
Taxes	(104)	(152)	-31.6%	(1,265)	(1,291)	-2.0%
Travel expenses	(322)	(331)	-2.7%	(925)	(881)	5.0%
Software expenses	(325)	(233)	39.5%	(992)	(731)	35.7%
Other expenses	(818)	(708)	15.5%	(2,116)	(2,096)	1.0%

In the 2018/2019 fiscal year, general and administrative expenses increased by 11.1% compared to the same period of the previous year, from R$34.9 million to R$38.9 million.

The 18.7% increase in personnel expenses is due to the provision for the Long-Term Incentive Plan, the payment of bonuses and Social Security (INSS).

In addition, Law 13,606, in its Article 15, §7, states that, as of January 2019, the farmer can opt to calculate social security contribution over the total wage. Before that, social security contribution was a percentage of gross income. The Company chose to adopt the change, which results in an increase in the Personnel expenses account as well as a reduction in the Taxes account.

The 16.5% increase in leases and rents in general is due to the grace period agreed in the renegotiation of lease contracts, which ended last harvest.

The 35.7% increase in software expenses refers to the implementation of the e-social and the effect of the exchange rate variation on subscriptions.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Other operating income/expenses	(507)	(440)	15.2%	(1,064)	35,432	n.a.
Gain/Loss on sale of fixed assets	(67)	(86)	-22.1%	(64)	(380)	-83.2%
Provisions for lawsuits	(19)	88	n.a.	383	387	-1.0%
Added value obteined by spin-off (Cresca - Paraguay)	-	58	n.a.	-	5,098	n.a.
Written-off in the conversion of joint venture by spin-off (Cresca - Paraguay)	-	-	n.a.	-	30,616	n.a.
Others	(421)	(500)	-15.8%	(1,383)	(289)	378.5%

The reduction in other operating expenses (income) is mainly due to the accounting of the amounts incurred with the conclusion of the spin-off process of the Cresca operation in Paraguay in the amount of R$35.7 million in the fiscal year ended June 30, 2018.

FINANCIAL RESULT

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Total	14,763	1,283	n.a.	12,922	(8,556)	n.a.
Interest (i)	(3,297)	(4,170)	-20.9%	(17,549)	(18,306)	-4.1%
Monetary variation (ii)	-	(180)	n.a.	-	(186)	n.a.
Exchange vartiation (iii)	(526)	456	n.a.	(614)	266	n.a.
Unwind of present value adjustment (iv)	15,729	8,836	78.0%	11,523	12,721	-9.4%
Results with derivatives (v)	2,469	(5,615)	n.a.	15,683	(5,335)	n.a.
Other financial income / expenses (vi)	388	1,956	-80.2%	3,879	2,284	69.8%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and also Cresca’s receivables in 6M18; (iv) the present value of the Araucária, the Alto Taquari and the Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

The realization of the present value of assets and liabilities in 2019, in the amount of R$11.5 million, shows the variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags, and the variation of Consecana’s price in the lease of the Parceria IV Farm.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 2019, the result of derivative transactions was R$15.7 million, R$10.1 million of which are related to currency operations and R$5.6 million are related to operations with commodities. In 2018, derivative operations totaled a negative R$5.3 million, consisting of R$17.8 million negative related to currency operations and R$12.5 million related to operations with commodities.

The rise in other financial income / expenses is due to the increase in the Company’s cash position, from an average cash flow of R$64.5 million in 2018 to R$98.3 million in 2019.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price environment.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the Company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

HEDGE POSITION ON AUGUST 26, 2019

Harvest	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
18/19	133,230 tons	99.8%	9.31	USD 32.760	99.8%	4.03
19/20	31,710 tons	23.0%	9.63	USD 20.939	44.1%	4.02
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

The Board of Directors meeting held on September 2, 2019 approved the Management Proposal to be submitted to the next Annual Shareholders' Meeting, to be held in October 2019.

Pursuant to the current corporate legislation and the Company’s Bylaws, Management proposed the following distribution of net income for the fiscal year ended June 30, 2019:

R$ thousand	2019	2018
Net income	177,079	126,338
(-) Appropriation of the legal reserve (5% of net income)	(8,854)	(6,317)
Adjusted Net Income	168,225	120,021
(-) Minimum compulsory dividends - 25% of adjusted net income	(42,056)	(30,005)
(-) Proposed aditional dividends	(7,944)	(10,995)
Proposed Dividends	(50,000)	(41,000)
Appropriation of reserve for investment and expansion	118,225	79,021
Number of shares	56,888,916	56,888,916
(-) Treasury Shares	(3,086,748)	(3,086,748)
(=) Outstanding shares	53,802,168	53,802,168
Dividends per share (R$)	0.93	0.76

NET ASSET VALUE – NAV

(R$ mil)	06/30/2019
	Book	NAV
BrasilAgro's Equity	880,533	880,533
Properties appraisal	-	1,471,248
(-) Balance Sheet - Land Value (Investment Properties)	-	(548,717)
NAV - Net Asset Value	880,533	1,803,064
Shares	56,889	56,889
NAV per share	15.48	31.69

CASH AND CASH EQUIVALENT

Cash and Cash equivalents / Marketable Securities	06/30/2019	06/30/2018	Change
Cash and Cash equivalents	106,627	104,314	2.2%
Cash and Banks	25,614	23,101	10.9%
Repurchase agreements	12,632	15,242	-17.1%
Bank deposit certificates	46,262	33,137	39.6%
Finance Lease bills	22,119	32,834	-32.6%
Marketable securities	4,038	11,215	-64.0%
Bank deposit certificates	3,983	1,129	252.8%
Treasury financial bills	55	10,086	-99.5%
Restricted Marketable securities	9,114	18,226	-50.0%
Bank deposit certificates	-	9,588	-100.0%
Banco do Nordeste (loan guarantees)	9,114	8,638	5.5%
Total	119,779	133,755	-10.4%

The Company ended the quarter with a cash position of R$119.8 million, a reduction of 10.4% over June 30, 2018, mainly due to the payment of R$41 million in dividends and the need to allocate CAPEX – investments on sugarcane operation, in São José Farm – and OPEX in the new operation, Parceria V.

CLIENTS

(R$ mil)	06/30/2019	06/30/2018	Change
Sugarcane Sales	27,623	36,742	-24.8%
Grains Sales	36,546	14,757	147.7%
Cattle Raising Sales	1,210	589	105.4%
Leases and Rents	6,954	5,747	21.0%
Machinery Sales	121	216	-44.0%
Farm Sales	41,351	21,372	93.5%
	113,805	79,423	43.3%

Provision for doubtful accounts	(1,159)	(866)	33.8%

Current total	112,646	78,557	43.4%

Farm Sales	180,597	55,423	225.9%

Non-current total	180,597	55,423	225.9%

INVENTORY

(R$ thousand)	06/30/2019	06/30/2018	Change
Soybean	54,581	50,289	8.5%
Corn	11,116	6,247	77.9%
Cotton	4,349	-	n.a.
Livestock	37,122	34,053	9.0%
Other crops	255	1,153	-77.9%
Agricultural Products	107,423	91,742	17.1%
Supplies	26,767	11,933	124.3%
Total	134,190	103,675	29.4%

The Company ended the 2018/2019 harvest with an inventory of 54,800 tons of soybean, 32,800 tons of corn, 1,600 tons of cotton and 20,900 head of cattle. At the end of the 2017/2018 harvest, the Company’s inventory was 46,400 tons of soybean, 15,700 tons of corn and 21,000 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2018	20,993	34,053
Aquisition, Birth | Aquisition Expenses	8,981	7,917
Handling Expenses	-	11,955
Sales	(8,750)	(17,668)
Deaths	(359)	(586)
Exchange variation	-	(75)
Fair value variation	-	1,526
In June 30, 2019	20,865	37,122

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	06/30/2019	06/30/2018	Change
Short term
Financing for Agricultural Funding	Jun-20	Pre 6.14 to 7.00	38,588	31,847	21.2%
Financing for Agricultural Funding (USD)	Nov-19	Pre 7.25 to 8.25	18,364	11,486	59.9%
Financing of Projeto Bahia	Jun-20	Pre 3.50 to 9.00	6,243	3,131	99.4%
Machinery and Equipment Financing	Jun-20	TJLP + 3.73 Pre 8.50 to 10.50	1,431	630	127.1%
Sugarcane Financing	Jun-20	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	1,401	21,318	-93.4%
Debentures	Jun-20	106.50 and 110.00 of CDI rate	10,581	-	n.a.
			76,608	68,412	12.0%
Long term
Financing of Projeto Bahia	Aug-23	Pre 3.50 to 9.00	22,291	27,146	-17.9%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 10.50	4,111	5,411	-24.0%
Sugarcane Financing	Dec-23	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	42,081	13,194	218.9%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	140,762	141,642	-0.6%
			209,245	187,393	11.7%
Total			285,853	255,805	11.7%

On June 30, 2019 and June 30, 2018, the balance of loans and financing was R$285.9 million and R$255.8 million, respectively. The payment of interest and principal totaled R$77.2 million in 2019.

During the period, R$90.6 million were also disbursed to finance the cost of sugarcane, soybean and corn operations.

The average cost of debt is 6.8% p.a., with an average maturity of 2 years.

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high value added crops and to transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	425,079	32,252	49,474	50,347	557,152
In June 30, 2018
Acquisitions	718	92	408	26,993	28,211
Reductions	(14,416)	(2,098)	(10,662)	(765)	(27,941)
Transfers	-	10,641	45,726	(56,297)	70
(-) Depreciation/ Amortization	-	(1,268)	(6,373)	-	(7,641)
Cumulative Translation Adjustment	(820)	39	259	(612)	(1,134)
In June 30, 2019	410,561	39,658	78,832	19,666	548,717

On June 30, 2019, we recorded R$19.7 million in ongoing work, which refers to the clearance of areas not yet concluded and other investments in the Chaparral Farm and in Paraguay.

DEPRECIATION – AREA OPENING

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Maintenance	(890)	(676)	31.7%	(2,460)	(2,415)	1.9%
Opening¹	(1,153)	(2,415)	-52.3%	(4,009)	(11,870)	-66.2%
Total	(2,043)	(3,091)	-33.9%	(6,469)	(14,285)	-54.7%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ mil)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	197	6,973	10,995	762	111	65,792	84,830
In June 30, 2018
Acquisitions	2	7,835	1,850	453	289	32,609	43,038
Reductions	-	(94)	(322)	(17)	-	-	(433)
Transfers	-	330	-	-	(400)	-	(70)
(-) Depreciation/ Amortization	(88)	(1,270)	(1,480)	(154)	-	(16,500)	(19,492)
Cumulative Translation Adjustment	-	-	(21)	-	-	-	(21)
In June 30, 2019	111	13,774	11,022	1,044	-	81,901	107,852

SOCIAL RESPONSABILITY

For the last two years, the Company has been intensifying its investments in social responsibility, in addition to preparing an Annual Report in accordance with the GRI (Global Reporting Initiative) standards since 2014.

BrasilAgro is committed to be a socially and environmentally responsible company. We work to ensure the sustainability of the entire agricultural chain and that negative environmental impacts are mitigated and minimized, always seeking a transparent relationship with all our stakeholders.

Internally, in addition to prioritizing compliance with guidelines for the preservation and conservation of the environment before starting any operation, the Protected Areas Conservation Program and Waste Management, Recycling, Effluent Treatment, Water Monitoring and Degraded Areas Restoration Programs, we encourage our employees to participate in all appropriate opportunities with the supported projects and we hold an annual event, on Environment Day, to announce the Company’s actions and raise awareness about their individual duty to contribute.

The institutions supported during the 2018/2019 harvest were:

AMIGOS DO BEM

Amigos do Bem provides support to communities in the Northeastern hinterlands, with various educational and sustainable projects whose goal is to transform people’s lives, providing from basic goods for survival to the possibility of employment through cashew cultivation and crafts. A total of 75,000 people are benefited in the states of Alagoas, Ceará and Pernambuco.

BrasilAgro subsidizes an agricultural technician in order to monitor and improve cashew plantations, and provides support of our environmental team in order to assist irrigation projects, obtain environmental licenses, as well as the Rural Environmental Register.

 PRECAVI ASSOCIATION

 The PRECAVI Association (Preparation of Children and Adolescent for Life) is an educational and cultural center that assists children in situation of social vulnerability and aims at providing human, citizen and ethical training. The Company sponsors sports activities for children and adolescents through the Espoente - Sport and Environment Project in Fortaleza dos Nogueiras, MA, near one of our farms. The funding is allocated to the salary and expenses of the teacher, sports equipment (uniforms, soccer shoes, whistles, vests, goalpost nets), food and expenses with championships.

CASA DO ZEZINHO

 Since its foundation, Casa do Zezinho has been a space of opportunity for development of 900 children and young people living in situation of high social vulnerability in the outskirts of the city of São Paulo. The Company sponsors the “Suburban Opera” project, and the financial resources donated are used to hire dance, singing and drama teachers, disseminating culture and entertainment. We also sponsored and supported the institution’s end-of-year party, when BrasilAgro employees worked as volunteers.

ADUS – REFUGEE REINTEGRATION INSTITUTE

 Adus works with refugees to reduce the challanges they face for their effective reintegration into society. The project supported by BrasilAgro is headquartered in the city of São Paulo and proposes a work of inclusion of refugees, asylum-seekers and their families members based on the teaching of Portuguese so that they can be able to integrate into society. The Institute has already graduated 20 classes, assisting 353 refugees from 30 countries.

During the harvest ended June 30, 2019, the Company also invested in renovations of schools near the farms in order to benefit the community in which it operates. The goal is for new generations to have access to education under decent and suitable conditions:

CAETANO BERNARDINI MUNICIPAL SCHOOL (CORRENTINA – BA)

We sponsored the renovation of the courtyard and facade of the Caetano Bernardini Municipal School. The renovation work lasted approximately two months and provided greater comfort for students and teachers.

FARROUPILHA MUNICIPAL SCHOOL (MINEIROS – GO)

We sponsored the renovation and expansion of the Farroupilha Municipal School in Mineiros. The renovation work lasted approximately three months and our employees had the privilege of attending the inauguration, which included a new computer lab and library to the students and teachers at the school unit.

BANDEIRANTES SCHOOL UNIT (SÃO RAIMUNDO DAS MANGABEIRAS – MA)

In order to improve the inadequate space in which this public school in Maranhão was operating, the Company is replacing it with a new building, currently under construction. The delivery of the fully rebuilt and furnished school will take place in October 2019.

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On September 2, 2019, BrasilAgro’s shares (AGRO3) were traded at R$16.66, resulting in a market cap of R$947.8 million, while its ADRs (LND) were traded at US$3.94.

HIGHLIGHTS - AGRO3 (Last 12 months)	06/30/2019	06/30/2018
Average Daily Trade Volume (R$)	810,171	1,041,949
Maximun (R$ per share)	16.65	13.53
Mininum (R$ per share)	12.74	10.86
Average (R$ per share)	14.90	12.09
Closing Quote (R$ per share)	16.60	12.83
Variation in the period (%)	29.79%	13.28%

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Cattle
1 arroba	~66.2 pounds	30 Kg
1 net arroba (excluding carcass)	~33.1 pounds	15 Kg

INCOME STATEMENT

(R$ thousand)	4Q19	4Q18	Change	2019	2018	Change
Revenues from Farm Sales	47,016	52,406	-10%	177,221	52,406	238%
Revenues from grains	99,115	66,202	50%	175,000	99,875	75%
Revenues from sugarcane	44,350	26,915	65%	163,114	142,037	15%
Revenues from cattle raising	5,754	1,246	362%	16,974	4,115	312%
Revenues from leasing	3,938	2,731	44%	9,598	6,592	46%
Other revenues	44	(4)	n.a.	1,086	132	n.a.
Deductions from gross revenue	(1,958)	(2,303)	-15%	(7,862)	(8,473)	-7%
Net Sales Revenue	198,259	147,193	35%	535,131	296,684	80%
Change in fair value of biological assets and agricultural products	1,946	24,454	-92%	56,718	99,083	-43%
Impairment	(1,604)	1	n.a.	(2,040)	883	n.a.
Net Revenue	198,601	171,648	16%	589,809	396,650	49%
Cost of Farm Sale	(10,465)	(12,589)	-17%	(34,409)	(12,589)	173%
Cost of agricultural products sale	(146,503)	(97,845)	50%	(319,214)	(228,319)	40%
Gross Profit	41,633	61,214	-32%	236,186	155,742	52%
Selling Expenses	(4,438)	(5,740)	-23%	(10,536)	(10,087)	4%
General and Administrative Expenses	(14,274)	(13,326)	7%	(38,812)	(34,945)	11%
Depreciation and Amortization	(152)	(334)	-54%	(584)	(816)	-28%
Personnel expenses	(11,962)	(10,512)	14%	(28,679)	(24,133)	19%
Expenses with services providers	(418)	(865)	-52%	(3,449)	(4,279)	-19%
Leases and Rents	(173)	(193)	-10%	(803)	(689)	17%
Others expenses	(1,569)	(1,422)	10%	(5,297)	(5,028)	5%
Other operating income/expenses, net	(507)	(440)	15%	(1,064)	35,432	n.a.
Equity pick up	(42)	(28)	50%	1,102	14,671	-92%
Financial result	14,763	1,283	n.a.	12,922	(8,556)	n.a.
Financial income	62,930	71,945	-13%	310,538	129,323	140%
Interest on Financial Investments	707	2,693	-74%	5,507	4,341	27%
Interest on assets	270	196	38%	622	10,462	-94%
Monetary variations	-	-	n.a.	-	160	-100%
Foreign exchange variations	719	4,889	-85%	17,110	12,058	42%
Unwind of present value adjustment	39,996	20,323	97%	172,999	39,337	340%
Realized results with derivatives	8,593	9,777	-12%	55,611	16,861	230%
Unrealized results with derivatives	12,645	34,067	-63%	58,689	46,104	27%
Financial expenses	(48,167)	(70,662)	-32%	(297,616)	(137,879)	116%
Interest expenses	(46)	(502)	-91%	(294)	(1,372)	-79%
Bank charges	(273)	(235)	16%	(1,334)	(685)	95%
Interest on liabilities	(3,567)	(4,366)	-18%	(18,171)	(28,768)	-37%
Monetary variations	-	(180)	-100%	-	(346)	-100%
Foreign exchange variations	(1,245)	(4,433)	-72%	(17,724)	(11,792)	50%
Unwind of present value adjustment	(24,267)	(11,487)	111%	(161,476)	(26,616)	n.a.
Realized results with derivatives	(9,211)	(19,019)	-52%	(35,453)	(23,968)	48%
Unrealized results with derivatives	(9,558)	(30,440)	-69%	(63,164)	(44,332)	42%
Profit (loss) before income and social contribution taxes	37,135	42,963	-14%	199,798	152,257	31%
Income and social contribution taxes	(132)	(2,246)	-94%	(22,719)	(25,919)	-12%
Profit (loss) for the period	37,003	40,717	-9%	177,079	126,338	40%
Outstanding shares at the end of the period	-	-	n.a.	56,888,916	56,888,916	n.a.
Basic earnings (loss) per share - R$	0.65	0.72	-9%	3.11	2.22	40%

BALANCE SHEET – ASSETS

Assets (R$ thousand)	06/30/2019	06/30/2018	Change
Current assets
Cash and Cash equivalents	106,627	104,314	2%
Marketable securities	4,038	11,215	-64%
Derivative financial instruments	5,906	28,299	-79%
Trade accounts receivable	125,320	95,176	32%
Inventories	97,068	69,622	39%
Biologial assets	99,881	61,993	61%
Transactions with related parties	1,987	1,660	20%
	440,827	372,279	18.4%

Non-current assets
Biological assets	23,235	34,053	-32%
Marketable securities	9,114	18,226	-50%
Derivative financial instruments	1,013	4,053	-75%
Diferred taxes	20,510	32,742	-37%
Accounts receivable and other credits	203,533	74,775	172%
Investment properties	548,717	557,152	-2%
Investments	1,256	86	n.a.
Property, plant and equipment	107,852	84,830	27%
Intangible assets	1,557	1,403	11%
	916,787	807,320	13.6%

Total assets	1,357,614	1,179,599	15.1%

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	06/30/2019	06/30/2018	Change
Current liabilities
Trade accounts payable and other obligations	119,203	106,445	12%
Loans and financing	76,608	68,412	12%
Labor obligations	17,093	14,300	20%
Derivative financial instruments	11,055	10,489	5%
Transactions with related parties	2,405	1,831	31%
Financial Leasings	254	1,676	-85%
	226,618	203,153	11.6%

Non-current liabilities
Trade accounts payable and other obligations	19,451	11,298	72%
Loans and financing	209,245	187,393	12%
Financial Leasings	20,943	18,539	13%
Derivative financial instruments	-	2,145	n.a.
Provision for legal claims	824	1,207	-32%
	250,463	220,582	13.5%

Total liabilities	477,081	423,735	12.6%

Equity
Share Capital	584,224	584,224	n.a.
Capital reserves	3,645	1,997	83%
Treasury shares	(35,208)	(35,208)	0%
Profits reserves	281,052	153,973	83%
Proposed additional dividends	7,944	10,995	n.a.
Comprehensive Income	38,876	39,883	-3%
Total equity	880,533	755,864	16.5%

Total liabilities and equity	1,357,614	1,179,599	15.1%

CASH FLOW

(R$ thousand)	06/30/2019	06/30/2018	Change
CASH FLOW OF OPERATING ACTIVITIES
Profit (loss) for the period	177,079	126,338	40%
Adjustments to reconcile net income
Depreciation and amortization	23,078	23,222	-1%
Goodwill obtained by spin-off	-	(5,098)	n.a.
Farm Sales Gain	(142,812)	(39,817)	259%
Write-off of cumulative translation adjustment of the joint-venture by spin-off	-	(30,616)	-100%
Residual value of fixed assets	433	433	0%
Written-off in investment properties	-	10,793	-100%
Equity Pickup	(1,102)	(14,671)	-92%
Gain unrealized results with derivatives	4,475	(1,772)	n.a.
Exchange rate, monetary and financial charges	12,950	12,191	6%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(11,523)	(12,721)	-9%
Share based Incentive Plan (ILPA)	1,648	844	95%
Income and social contribution taxes	12,232	21,044	-42%
Fair value of biological assets and agricultural products and depletion of harvest	(56,718)	(99,083)	-43%
Provision (Reversal) of impairment of agricultural products after harvest	2,040	(883)	n.a.
Allowance for doubtful accounts	(530)	(133)	298%
Provisions for lawsuits	(383)	(387)	-1%
	20,867	(10,316)	n.a.
Changes in the Short Term Operating Capital
Trade accounts receivable	3,401	(6,746)	n.a.
Inventories	(31,094)	(58,442)	-47%
Biological Assets	34,627	60,312	-43%
Recoverable Taxes	536	1,943	-72%
Derivative Transactions	19,308	(16,982)	n.a.
Other assets	316	(2,356)	n.a.
Suppliers	13,595	11,178	22%
Related parties	276	(2,338)	n.a.
Taxes payable	3,157	1,718	84%
Income tax and social contribution	(413)	1,323	n.a.
Labor obligations	2,804	2,787	1%
Advance from customers	(15,500)	15,540	n.a.
Other obligations	(542)	115	n.a.
Net Cash generated by (used in) operating activities	51,338	(2,264)	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(43,670)	(43,105)	1%
Additions to property for investments	(28,211)	(23,861)	18%
Redemption of (investment in) marketable securities	21,737	(4,001)	n.a.
Advances for Future Capital Increases	(49)	-	n.a.
Receivables from farm sale	28,927	5,267	449%
Net Cash generated by (used in) investment activities	(21,266)	(65,700)	-68%
CASH FLOW OF FINANCING ACTIVITIES
Payment of Acquisition of Farms	-	(15,559)	n.a.
Raising of Loans and financing	90,594	270,310	-66%
Interest from Loans and Financing	(4,037)	(10,347)	-61%
Payment of loans and financing	(73,178)	(105,408)	-31%
Acquisition of treasury stock	-	(610)	n.a.
Dividends paid	(41,000)	(12,972)	216%
Generated (provided) net cash by financing activities	(27,621)	125,414	n.a.
Increase (decrease) in cash and cash equivalents	2,451	57,450	-96%
FX Variation in cash and cash equivalents	(138)	3,066	n.a.
Cash and cash equivalents initial balance	104,314	43,798	138%
Cash and cash equivalents final balance	106,627	104,314	2%
	2,313	60,516	-96%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer